Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
March 2, 2015	NYSE: SLW

SILVER WHEATON ACQUIRES ADDITIONAL GOLD STREAM

FROM VALE’S SALOBO MINE

Vancouver, British Columbia — Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that its wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”), has agreed to acquire from a subsidiary of Vale S.A. (“Vale”) (NYSE:VALE) an amount of gold equal to 25% of the life of mine gold production from its Salobo mine, located in Brazil. This acquisition is in addition to the 25% of the Salobo gold production that Silver Wheaton acquired in 2013. The Company will pay Vale cash consideration of US$900 million for the increased gold stream. In addition, Silver Wheaton will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment commencing in 2017) and the prevailing market price for each ounce of gold delivered under the agreement. The original gold purchase agreement, dated February 28, 2013, has been amended to provide for the additional 25% stream.

TRANSACTION HIGHLIGHTS

•                  Provides immediate production and cash flow

•                  Silver Wheaton will receive an additional 25% of the gold production from Vale’s Salobo mine, entitling the Company to a total of 50% of the life-of-mine gold production from the mine.

•                  This immediately increases Silver Wheaton’s production and cash flow profile by adding expected average gold production of 70,000 ounces per year for the first 10 years and 60,000 ounces per year over the first 30 years (5.0 million and 4.3 million silver equivalent ounces1, respectively).

•                  Significant expansion and exploration potential exists at Salobo, which currently has an extensive reserve base and good depth potential.

•                  Subsequent to the closing of this acquisition, Silver Wheaton’s estimated Proven and Probable gold reserves increase by 3.3 million ounces, Measured and Indicated gold resources increase by 0.8 million ounces, and Inferred gold resources increase by 0.4 million ounces.

•                  Over the next five years, gold as a percentage of Silver Wheaton’s forecasted production is estimated to grow to over 40%.

1   Silver equivalent production forecast assumes a gold/silver ratio of 72:1

•                  Increases Silver Wheaton’s growth profile

•                  Silver Wheaton is also pleased to announce its updated production guidance, which includes the additional stream from Salobo. In 2015, Silver Wheaton forecasts 43.5 million ounces of silver equivalent production1 (including 230,000 ounces of gold) growing to 51 million ounces of silver equivalent production1 (including 325,000 ounces of gold) in 2019.

“The Salobo mine is one of Silver Wheaton’s cornerstone assets and we are fortunate to have the opportunity to double our gold production from this high-quality mine,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “Since we founded our company ten years ago, we have had a clear vision of the characteristics of our ideal asset. To start, the asset is managed by a strong operating partner and is located in a low political-risk jurisdiction. Furthermore, it is primarily a base metal producer where precious metals represent only a relatively small portion of the mine’s overall economics. Vale’s Salobo mine possesses all of these characteristics, while also offering over 40 years of defined mine life as well as the potential for significant exploration and expansion upside. Salobo is certainly one of the best assets we have ever seen and one that readily lends itself to streaming.”

“With over 70% of global silver production sourced as by-product, we continue to believe that the silver market represents the largest market for streaming opportunities. However, Silver Wheaton has never been averse to strategically layering additional gold into the streaming mix when the right opportunity presents itself.”

TRANSACTION TERMS

Silver Wheaton Caymans has agreed to acquire from a subsidiary of Vale an additional 25% of the life of mine gold production from Vale’s Salobo mine. Production will accrue retroactively to Silver Wheaton Caymans as of January 1, 2015.

Silver Wheaton Caymans will pay Vale cash consideration of US$900 million for the increased gold stream. In addition, Silver Wheaton Caymans will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment commencing in 2017 for the Salobo stream) and the prevailing market price, for each ounce of gold delivered under the agreement. The terms of the existing gold stream on Salobo were modified so that the annual inflation adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

Vale is in the process of ramping up mill throughput at the Salobo mine to 24 million tonnes per annum (“Mtpa”). If throughput capacity is expanded within a predetermined period, Silver Wheaton Caymans will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule that now ranges from US$88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to US$720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

1   Silver equivalent production forecast assumes a gold/silver ratio of 72:1

FINANCING THE ACQUISITION

To pay the initial upfront cash payment of US$900 million, Silver Wheaton intends to use cash on hand together with the net proceeds of an equity offering announced concurrently as of today’s date (the “Offering”). Silver Wheaton may also use amounts borrowed under its existing revolving credit facility.

ABOUT THE SALOBO MINE

According to Vale’s public filings, the Salobo mine, located in the Pará state of Brazil, is the largest copper deposit in Brazil. This low-cost copper-gold mine was commissioned in November 2012 with a design throughput capacity of 12 Mtpa and subsequently expanded to 24 Mtpa of mill capacity in mid-2014. The mine is well-positioned relative to infrastructure and is connected to the national power grid.

The Salobo mine has total estimated Mineral Reserves of 1.179 billion tonnes grading 0.35 g/t gold1, and, along with additional Mineral Resources, also has substantial exploration and expansion potential. The acquisition of an additional 25% life of mine gold stream adds an estimated 3.3 million ounces of Proven and Probable Mineral Reserves, 0.8 million ounces of Measured and Indicated Mineral Resources, and 0.4 million ounces of Inferred Mineral Resources attributable to Silver Wheaton. Total estimated attributable Mineral Reserves and Mineral Resources for the now 50% life of mine gold stream are detailed in the table below.

SILVER WHEATON ANNOUNCES NEW PRODUCTION GUIDANCE

Silver Wheaton is pleased to provide its updated one and five-year production guidance, which incorporates the additional 25% life of mine gold stream on the Salobo mine. In 2015, Silver Wheaton’s estimated attributable silver equivalent production is forecast to be 43.5 million silver equivalent ounces2, including 230,000 ounces of gold. In 2019, estimated annual attributable production is anticipated to increase over 40% compared to 2014 levels, growing to approximately 51 million silver equivalent ounces2, including 325,000 ounces of gold.

The additional ounces from Salobo to our production profile as well as the ramp-up of Hudbay Minerals Inc.’s (“Hudbay”) Constancia mine in 2015 more than offset the anticipated reduction in attributable production from other assets in Silver Wheaton’s current streaming portfolio. Hudbay’s Constancia mine is expected to meet the completion test well before 2016, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50% in 2017. In addition, the 10-year term contract on Capstone Mining’s Cozamin mine, acquired with Silver Wheaton’s 2009 acquisition of Silverstone, expires in April 2017. Finally, as Hudbay provides no formal production guidance for its Rosemont project, Silver Wheaton no longer includes any production from the Rosemont project in its production forecast for

1   Silver Wheaton has previously filed a technical report for the Salobo mine dated March 19, 2013, which is available on SEDAR at www.sedar.com. Silver Wheaton has updated certain technical disclosure on Salobo in this news release and in a preliminary short form prospectus filed today. For further details of the Salobo mineral reserves, see the tables appended to this news release.

2   Silver equivalent production forecast assumes a gold/silver ratio of 72:1

2019. As a reminder, Silver Wheaton also does not include any production from Barrick Gold Corp.’s Pascua-Lama project in its guidance.

SILVER WHEATON ANNOUNCES 2014 PRODUCTION AND SALES VOLUME1

Silver Wheaton reports that attributable silver equivalent production for the year ended December 31, 2014, was 35.3 million ounces, compared to 35.8 million ounces in 2013, representing a decrease of 1.5%.

The Company reports silver equivalent sales volume for the year ended December 31, 2014, was 32.9 million ounces, compared to 30.0 million ounces in 2013, representing an increase of 9.8%.

SILVER WHEATON ANNOUNCES UPDATED RESERVES AND RESOURCES

As of December 31, 2014, and detailed in the tables at the end of this news release, Proven and Probable Mineral Reserves attributable to Silver Wheaton were 757.7 million ounces of silver compared to 781.3 million ounces reported by the Company in its management’s discussion and analysis for the quarter ended September 30, 2014, a decrease of 3%, and 9.27 million ounces of gold compared to 6.09 million ounces, an increase of 52%. On an attributable Measured and Indicated basis, silver resources were 549.5 million ounces compared to 569.4 million ounces reported by the Company in its management’s discussion and analysis for the quarter ended September 30, 2014, a decrease of 3%, and gold resources were 2.76 million ounces compared to 1.92 million ounces, an increase of 43%. On an attributable Inferred Resource basis, silver resources were 275.2 million ounces compared to 298.7 million reported by the Company in its management’s discussion and analysis for the quarter ended September 30, 2014, a decrease of 8%, and gold resources were 1.46 million ounces compared to 1.03 million ounces, an increase of 41%.

The tables at the end of this news release set forth the estimated mineral reserves and mineral resources (silver and/or gold only) for the 27 mining assets which are subject to the Company’s precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such assets, as of December 31, 2014, unless otherwise noted. The tables are based on information available to the Company as of the date of this news release, and therefore will not reflect updates, if any, after such date.

Mr. Neil Burns, Vice President of Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical disclosure in this news release including information on mineral reserves and mineral resources.

CONFERENCE CALL

A conference call will be held on Monday, March 2, 2015, starting at 5:00pm (Eastern Time) to discuss this transaction. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	94973271
Live audio webcast:	www.silverwheaton.com

1 Silver equivalent basis assumes a 61:1 Ag:Au ratio for 2013 and 67:1 Ag:Au ratio for 2014

Participants should dial in ten to fifteen minutes before the call.

The presentation may be obtained by contacting Scotia Capital Inc. collect in Canada, Attention: Equity Capital Markets (Tel: 416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario. The presentation will also be available in PDF format for download from the Silver Wheaton website www.silverwheaton.com and will be filed on SEDAR at www.sedar.com.

The common shares will be offered by way of a short form prospectus relating to the Offering announced concurrently with today’s date in all of the provinces of Canada. A copy of the Canadian preliminary prospectus once available may be obtained by contacting Scotia Capital Inc. collect in Canada, Attention: Equity Capital Markets (Tel: 416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario.

The issuer has filed a registration statement (including a U.S. prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Scotia Capital Inc. collect in the U.S., Attention: Equity Capital Markets (Tel: 212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281.

ABOUT SILVER WHEATON

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2015 estimated annual attributable production is approximately 43.5 million silver equivalent ounces1, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 51 million silver equivalent ounces, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo mine.

1 Silver equivalent production forecast assumes a gold/silver ratio of 72:1

Silver Wheaton’s Estimated Attributable Reserves and Resources are as follows:

Proven & Probable Reserves Attributable to Silver Wheaton (1,2,3,8,18)

As of December 31, 2014 unless otherwise noted (6)	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Recovery (7)
SILVER
Peñasquito (25%) (14)
Mill	84.1	33.3	90.0	52.7	25.0	42.4	136.7	30.1	132.4	53-65%
Heap Leach	10.9	31.7	11.1	11.5	25.0	9.2	22.4	28.3	20.4	22-28%
San Dimas (10, 14)	0.9	345.2	10.3	4.0	307.3	39.2	4.9	314.5	49.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	12.4	4.5	1.8	52.9	4.5	7.7	65.3	4.5	9.5	19%
Veladero (11)	5.5	14.8	2.6	90.5	14.8	43.2	96.0	14.8	45.8	6%
Yauliyacu (11, 12)	0.8	123.5	3.1	3.4	109.8	11.9	4.1	112.4	15.0	85%
777 (13)	4.9	24.7	3.9	5.7	24.7	4.5	10.6	24.7	8.4	64%
Neves-Corvo
Copper	4.9	38.8	6.1	20.5	36.1	23.8	25.4	36.6	29.9	35%
Zinc	10.4	73.1	24.4	10.2	66.9	22.0	20.6	70.0	46.4	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan
Zinc	7.4	87.0	20.6	4.2	51.0	6.9	11.6	73.9	27.5	87%
Copper	3.3	35.0	3.7	0.1	35.0	0.1	3.4	35.0	3.8	78%
Stratoni	0.5	174.0	2.9	0.3	182.0	1.5	0.8	176.7	4.5	84%
Minto	3.8	5.9	0.7	5.7	5.7	1.0	9.5	5.7	1.8	78%
Cozamin (11)
Copper	—	—	—	2.8	43.8	4.0	2.8	43.8	4.0	72%
Los Filos	48.8	5.7	8.9	198.4	5.0	32.2	247.2	5.2	41.1	5%
Metates Royalty (20)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
TOTAL SILVER			297.8			459.9			757.7
GOLD
Salobo (50%) (16)	331.7	0.39	4.13	257.9	0.31	2.57	589.6	0.35	6.70	66%
Sudbury (70%) (11)	—	—	—	54.3	0.39	0.68	54.3	0.39	0.68	81%
777 (13)	3.5	1.81	0.21	4.1	1.81	0.24	7.7	1.81	0.45	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	3.8	0.80	0.10	5.7	0.60	0.11	9.5	0.68	0.21	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (20)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
TOTAL GOLD			5.04			4.23			9.27

Measured & Indicated Resources Attributable to Silver Wheaton (1,2,3,4,5,9,18)

As of December 31, 2014 unless otherwise noted (6)	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
SILVER
Peñasquito (25%) (14)
Mill	34.4	26.1	28.9	91.7	21.5	63.5	126.2	22.8	92.4
Heap Leach	5.1	19.3	3.1	24.1	16.7	13.0	29.2	17.2	16.1
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Yauliyacu (11, 12)	1.0	127.3	4.0	6.0	216.6	41.5	6.9	204.2	45.5
Neves-Corvo
Copper	5.8	48.5	9.0	25.7	50.8	42.0	31.5	50.3	51.0
Zinc	14.1	59.6	27.0	60.2	55.7	107.8	74.3	56.4	134.8
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	2.2	66.8	4.6	4.7	107.1	16.3	6.9	94.5	20.9
Copper	1.6	20.0	1.0	0.4	39.1	0.5	2.0	23.9	1.5
Aljustrel (19)
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	0.2	200.4	1.5	0.2	213.3	1.4	0.4	206.4	2.9
Minto	7.5	3.6	0.9	32.3	3.4	3.5	39.8	3.4	4.3
Keno Hill (25%)
Underground	—	—	—	0.7	473.1	10.2	0.7	473.1	10.2
Elsa Tailings	—	—	—	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	11.4	11.0	4.0	112.3	7.4	26.9	123.7	7.8	30.9
Loma de La Plata (12.5%)	—	—	—	3.6	169.0	19.8	3.6	169.0	19.8
TOTAL SILVER			99.2			450.2			549.5
GOLD
Salobo (50%) (16)	24.6	0.47	0.37	97.7	0.37	1.16	122.2	0.39	1.53
Sudbury (70%) (11)	—	—	—	28.9	0.34	0.32	28.9	0.34	0.32
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	7.5	0.42	0.10	32.3	0.32	0.33	39.8	0.34	0.43
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
TOTAL GOLD			0.56			2.20			2.76

Inferred Resources Attributable to Silver Wheaton (1,2,3,4,5,9,18)

As of December 31, 2014 unless otherwise noted (6)	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
SILVER
Peñasquito (25%) (14)
Mill	4.4	19.5	2.7
Heap Leach	6.1	13.7	2.7
San Dimas (10, 14)	7.3	309.5	73.0
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Yauliyacu (11, 12)	5.0	178.7	28.7
777 (13)	0.8	30.6	0.8
Neves-Corvo
Copper	25.1	43.5	35.1
Zinc	21.4	48.9	33.6
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	6.1	75.0	14.7
Copper	0.5	34.0	0.6
Aljustrel (19)
Zinc	8.7	50.4	14.0
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.7
Keno Hill (25%)
Underground	0.2	349.8	2.4
Los Filos	175.9	6.3	35.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Metates Royalty (20)	1.0	9.7	0.3
TOTAL SILVER			275.2
GOLD
Salobo (50%) (16)	74.0	0.31	0.74
Sudbury (70%) (11)	5.5	0.67	0.12
777 (13)	0.4	1.77	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Metates Royalty (20)	1.0	0.38	0.01
TOTAL GOLD			1.46

Notes:

(1)         All Mineral Reserves and Mineral Resources have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Standards on Mineral Resources and Mineral Reserves and National Instrument 43-101 — Standards for Disclosure form Mineral Projects (“NI 43-101), or the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

(2)         Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

(3)         Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.              Salobo mine — Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., M. Eng, MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.              All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

(4)         The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

(5)         Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(6)         Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2014 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.              Mineral Resources and Mineral Reserves for the San Dimas, Pascua-Lama, 777, Constancia and Minto mines are reported as of December 31, 2013.

b.              Mineral Resources and Mineral Reserves for the Toroparu project are reported as of March 31, 2013.

c.               Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2014.

d.              Mineral Reserves for the Cozamin mine are reported as of June 30, 2014.

e.               Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.

f.                Mineral Resources for the Constancia project (including the Pampacancha deposit) are reported as of September 30, 2013.

g.               Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

h.              Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek and Bermingham projects as of October 15, 2014, Flame and Moth project as of January 30, 2013, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

i.                  Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

j.                 Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.

(7)         Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

(8)         Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.              Peñasquito mine - $1,300 per ounce gold, $22.00 per ounce silver, $0.90 per pound lead and $0.90 per pound zinc.

b.              San Dimas mine — 2.7 grams per tonne gold equivalent cut-off assuming $1,250 per gold ounce and $20.00 per ounce silver.

c.               Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.

d.              Lagunas Norte and Veladero mines - $1,100 per ounce gold and $17.00 per ounce silver.

e.               Yauliyacu mine - $20.00 per ounce silver, $3.29 per pound copper, $1.02 per pound lead and zinc.

f.                777 mine — $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

g.               Neves-Corvo mine — 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc

h.              Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

i.                  Constancia project - $1,250 per gold ounce, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.

j.                 Zinkgruvan mine — 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

k.              Stratoni mine — 18.02% zinc equivalent assuming $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and zinc.

l.                  Minto mine — 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

m.          Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

n.              Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.

o.              Salobo mine — 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.

p.              Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

q.              Toroparu project — 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

r.                 Metates royalty — 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

(9)         Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.              Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $1.00 per pound lead and $1.00 per pound zinc.

b.              San Dimas mine — 0.20 grams per tonne gold equivalent assuming $1,300 per ounce gold and $20.00 per ounce silver.

c.               Pascua-Lama project — $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.

d.              Yauliyacu mine — $20.00 per ounce silver, $3.29 per pound copper and $1.02 per pound lead and zinc.

e.               777 mine — $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

f.                Neves-Corvo mine — 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

g.               Rosemont project — 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.              Constancia project — 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.

i.                  Zinkgruvan mine — 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc

j.                 Aljustrel mine — 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.

k.              Stratoni mine — Cut-off is geological due to the sharpness of the mineralized contacts and the high grade nature of the mineralization

l.                  Minto mine — 0.5% copper cut-off.

m.          Keno Hill mines:

i.      Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.     Flame and Moth project - $185 per tonne NSR cut-off assuming $1,400 per ounce gold, $24.00 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

iii.    Bermingham project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.    Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

v.     Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

vi.           Elsa Tailings project — 50 grams per tonne silver cut-off.

n.              Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.

o.              Loma de La Plata project — 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

p.              Salobo mine — 0.296% copper equivalent assuming $1,500 per ounce gold $3.70 per pound copper.

q.              Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

r.                 Toroparu project — 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.

s.                Metates royalty — 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

(10)  The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of the mine.

(11)  The Company’s attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

(12)  The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

(13)  The 777 precious metals purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metals purchase agreement.

(14)  The scientific and technical information in these tables regarding the Peñasquito and San Dimas mines and the Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.  Peñasquito - Goldcorp Management’s Discussion and Analysis (MD&A) dated February 19, 2015;

b.  San Dimas - Primero annual information form filed on March 31, 2014; and

c.   Pascua-Lama - Barrick Gold Corp.’s MD&A dated February 19, 2015.

The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito and San Dimas mines and the Pascua-Lama project in these tables.

(15)  The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.

(16)  The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

(17)  The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

(18)  Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

(19)  Silver Wheaton has agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.

(20)  Effective August 7, 2014 the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp’s (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the payment by Silver Wheaton of US$900 million to Vale and the satisfaction of each party’s obligations in accordance with the Amended Salobo Purchase Agreement, in respect of the Salobo mine, the anticipated receipt by Silver Wheaton of estimated additional gold production from the Salobo mine, projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine,  projected changes to Silver Wheaton’s production mix, anticipated increases in total throughput at the Salobo mine, expected accretion to Silver Wheaton resulting from the additional Salobo stream purchased from Vale, the estimated future production, the intended use of proceeds from an equity offering,  the future price of commodities,  the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the proposed equity offering, closing of the equity offering and any specific risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Amended Salobo Purchase Agreement disclosed in the Canadian Prospectus (as defined below), fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to the Silver Wheaton’s acquisition strategy, risks related to the market price of the Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel,  risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting,  risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations,  the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Risk Factors” in the preliminary short form prospectus of Silver Wheaton to be filed in Canada in connection with the Offering (the “Canadian Prospectus”) available on SEDAR at www.sedar.com and in the US preliminary prospectus of Silver Wheaton dated March 2, 2015 (the “US Prospectus”) included in the Registration Statement on Form F-10 filed with the SEC.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the closing of any equity offering commenced by Silver Wheaton, the payment by Silver Wheaton of US$900 million to Vale, and the satisfaction of each party’s obligations in accordance with the terms of the Amended Salobo Purchase Agreement, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency, the estimate of the carrying value of the Precious Metal Purchase Agreements (as defined in the Canadian Prospectus) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the U.S. prospectus, a copy of which is available at www.sec.gov.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com